Mail Stop 4561
Via fax: (513) 723-6566

March 24, 2010

Mr. Earl Shanks
Chief Financial Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, OH 45202

> **Re:** **Convergys Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 8-K**
> **Filed March 9, 2010**
> **File No. 001-14379**

Dear Mr. Shanks:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

1.   We note that your revenues have been impacted by changes in your client's volume. We further note from your fourth quarter 2009 earnings call that the

company is focusing your efforts, in part, on one of your four key growth drivers, which is to increase volumes with existing clients. To the extent that the number of transactions (calls) processed is a key indicator used by management to monitor your business, tell us what consideration you gave to including a quantitative discussion of this metric in your MD&A. If you do not believe these are key metrics, then please explain why. Refer to Item 303(a)(3) of Regulation S-K, SEC Releases33-8350 and Section III.D of SEC Release 33-6835.

2.	We note that revenues have also been impacted by project completions. To this regard, we note your statement in the fourth quarter 2009 earnings call that you are completing projects sold before the downturn in 2008, which will result in declining revenue in 2010. To the extent that these projects are firm commitments to deliver services, tell us what consideration you gave to disclosing the total amount of the company's backlog for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.

3.	We note that during fiscal 2008 and 2009 the company initiated restructuring plans to align resources to future business need and to shift the geographic mix of some of your resources. Tell us how you considered SAB Topic 5P.4 to quantify the expected effects of the restructuring plan on future earnings and cash flows and the specific income statement line items to be impacted. Also, to the extent that actual savings are not achieved as expected or are achieved in periods other than as expected, tell us how you considered including a discussion of such outcome, its reasons, and its likely effects on future operating results and liquidity.

Liquidity and Cash Flows, page 29

4.	We note your disclosures on page 29 where you indicate you believe the company has "adequate liquidity from cash and expected future cash flows to fund ongoing operations, invest in the business and make required debt payments." We further note your statement that the "expected 2010 free cash flow, combined with the $331.7 cash on the Balance Sheet at December 31, 2009 and availability under the account receivables securitization facility that was established during 2009, will provide [you] with an ability to invest in [your] business in 2010 and beyond." Please confirm, if true, and revise in the future to clearly state whether the company's cash resources will be sufficient to fund your operating needs for the next twelve months. We refer you to FRC 501.03(a).

Critical Accounting Policies and Estimates

Goodwill, page 34

5.   To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

        If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350

Notes to Consolidated Financial Statements

Note 7. Deferred Charges, Deferred Revenue and Asset Impairment, page 65

6.   We note you recorded impairment charges for two contracts in your HR Management segment in 2009 and 2008. You disclose the charges taken in 2009 were the result of restructuring the contracts and the charges in 2008 were based on the result of the unprofitable projections in a contract profitability analysis. With regards to these charges, please explain the following:

- Provide a breakdown of your deferred charges for fiscal 2008 and 2009. Include a breakdown of charges by contract and tell us the beginning balance of deferred charges at January 1, 2008, the amount capitalized during the year, the portion amortized, and the amount written off as impaired.
- Explain the events and circumstances that lead to such charges and specifically address when you became aware of the problems in each contract.
- Tell us whether the charges in fiscal 2009 and 2008 relate to the same contracts. To the extent they do, considering you expensed the implementation costs that exceeded the termination for convenience fees in 2008 then explain further how you determined that additional charges (in excess of such termination fees) were necessary in fiscal 2009 and why such charges were not recorded in fiscal 2008.

- You refer to expensing implementation costs and impairing deferred charges. Clarify whether the former relates to the amortization of deferred costs and the latter relates to the impaired portion of such costs.
- Tell us whether you anticipate recording any additional impairment to your deferred charges or goodwill resulting from your recent agreement to sell your human resource business segment.
- Tell us why you did not record the impairment of deferred charges as cost of revenues and cite the specific guidance you relied upon.

Note 8. Debt, page 66

7.   We note you issued 5.75% Junior Subordinated Convertible Debentures due 2029 ("2029 Convertible Debentures"). We further note you recognized both the liability and equity components at fair value. With regards to your calculation and accounting for these components, please explain the following:

- It appears that the fair value of the liability component at issuance was $89 million or the aggregate principal amount of $125 million less the equity component of $36 million, as disclosed on page 52. However, the balance of the debenture liability at December 31, 2009 is $56.3 million and therefore it seems an additional discount was taken. In this regard, we note your disclosures indicating that the debentures were issued at a coupon rate of 5.75%, which was below that of a similar instrument that does not have a conversion feature, resulting in a debt discount. Please tell us whether this discount is in addition to the discount applicable to the equity component. If so, then explain further how you determined the fair value of the liability component pursuant to ASC 470-20-30-27 and 28 and why the discounted coupon rate was not factored into your initial valuation that was based on the fair value of a similar instrument that does not have a conversion feature at issuance.
- The debenture appears to contain prepayment options. Please tell us how you determined the impact of this feature in calculating the fair value of the liability component and your consideration of ASC 470-20-25-25.
- You disclose the debt discount will be amortized over the life of the 2029 Convertible Debenture. In determining the amortization period, please tell us how you considered the guidance in ASC 470-20-35-13, which states the discount shall be amortized over the expected life of a similar liability that does not have an associated equity component.

Note 17. Additional Financial Information

Cellular Partnerships, page 81

8.   Tell us how you considered Rule 3-09 of Regulation S-X in determining whether
        audited financial statements for your equity method investees are required. Please
        provide the calculations to support your conclusions.

Form 8-K Filed March 9, 2010

9.   We note that on March 4, 2010 you entered into a definitive agreement to sell the
        company's Human Resource Business segment. Tell us how you considered the
        requirements of Item 9.01(b) of Form 8-K to file pro forma financial information
        pursuant to Article 11 of Regulation S-X. Also, tell us whether you intend to
        account for this sale as discontinued operations pursuant to ASC 205-20 and
        explain your conclusions. Further, tell us when you committed to a plan to sell
        this segment and when you entered into an active program to locate a buyer.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief